FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 22, 2004

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Enclosures:
(i)	Press Release, dated January 22, 2004, announcing the results of ILOG S.A. for the three months and six months ended December 31, 2003.

EXHIBIT (i)

ILOG REPORTS 2004 SECOND QUARTER RESULTS

Growth and Profitability in the U.S., Weakness in Europe

Company Announces New CFO, Other Management Changes

PARIS – January 22, 2004 - ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) a leading provider of enterprise-class software components and services, today announced revenues of $25.6 million and earnings per share of $0.02 for its second quarter ended December 31, 2003. This compared with revenues of $22.5 million and a loss per share of $(0.07) last year. Income from operations was $0.4 million compared with a loss from operations of $0.6 million for the same period last year.

“Despite the strong euro, our profitability improved year over year as we have been able to sustain excellent execution in a recovering U.S. economy. While we are disappointed by our performance in Europe this quarter, we are convinced that our successful strategy in the U.S. will ultimately yield similar results in Europe,” said ILOG chairman and CEO, Pierre Haren. “In 2004, our focus will continue to be on leveraging the business process management trends that are so uniquely suited to our business rule management systems and on continuing to strengthen our position in both the U.S. and European markets.”

Quarterly Sales Trends

U.S. revenues grew 23% year over year, driven primarily by ILOG’s resource optimization and business process automation products. ILOG’s Asia Pacific revenues were flat compared with last year’s second quarter. Revenues from Europe grew 5% in dollar terms due to the strengthening of the euro. European revenues decreased by 11% when expressed at constant currency rate due the continued trend of postponed IT investment in this region.

Overall, ILOG achieved 13% growth in product license revenues. ILOG’s business rule products grew at 15% worldwide. The U.S. continued to be the strongest-performing region for ILOG’s business rule products, achieving 31% license growth year over year. Revenues from business rule products in Europe were down 12% compared with last year despite the strength of the euro, as businesses delayed implementation of their automation strategies.

Optimization product revenues grew 13%, primarily driven by purchases from existing large customers in the finance industry as well as new and existing ISVs.

ILOG’s largest contract in the quarter – a JRules and JViews agreement with a major healthcare provider in the U.S. – indicated the broad applicability of ILOG products outside its core industries. Purchases by the financial services, insurance, and manufacturing sectors contributed over a third of this quarter’s revenue.

“I am particularly encouraged by our customers’ achievements in calendar year 2003. Some of the most demanding applications in the world can now be updated in real time thanks to our JRules product, proving that business rules can benefit all applications. Some key customers have also successfully deployed advanced systems combining a rules front-end and a CPLEX execution engine, demonstrating ILOG’s technology edge, “ added Haren.

Business Outlook

For the third quarter of fiscal 2004, management expects revenues between $25 million and $28 million and loss/earnings per share between $(0.05) and $0.08, compared to revenues of $27.2 million and earnings per share of $0.21 in the third quarter of fiscal 2003. While ILOG believes it will continue to benefit from a strengthening economy in the U.S., the company remains cautious due to the still slow spending environment in Europe, the significant decrease of the upfront payment of a large European ISV, as well as the impact on the Company’s profitability of strength of the euro.

Management Changes

ILOG today announced the appointment of Jérôme Arnaud as chief financial officer. Arnaud, previously ILOG’s group controller, replaces Roger Friedberger who is leaving to pursue a new career opportunity in the Silicon Valley.

With ILOG for three years, Arnaud led a major initiative to streamline the company’s financial reporting systems, creating better cost control and predictive capabilities. Prior to ILOG, he was group controller of Ansaldo Signal, a transportation signaling product company, for two years. He also spent a decade at PricewaterhouseCoopers as a senior auditor where he managed dually-listed clients on the U.S. and European stock exchanges.

“Jérôme’s experience with dually-listed companies and his creation of more efficient processes for ILOG make him a natural choice to replace Roger,” said Pierre Haren. “We wish Roger well in his future endeavors.”

ILOG also announced that Eric Brisson, previously ILOG’s vice president of Strategic Business Development, will take over as vice president of European sales operations. Bounthara Ing, chief operating officer, will take direct responsibility of the Strategic Business Development Division.

“Eric’s international sales and management experience combined with a strong focus on execution make him the right person to lead the turnaround effort of our European operations” noted Ing.

Eric replaces Christian Deutsch who is appointed to the new position of chief quality officer. Prior to leading ILOG’s European sales organization, Deutsch headed ILOG’s manufacturing and supply chain division. He has also been vice president of operations at ILOG.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Taylor Rafferty. A recording of the call will be available afterward.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the company’s products, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2003, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Operating Statements (unaudited)

(figures in italics are in euros and French GAAP)

	Three Months Ended			Six Months Ended
	Dec 31 2003	Dec 31 2002	Dec 31 2003	Dec 31 2003	Dec 31 2002	Dec 31 2003
	(In thousands, except for per share data)
Revenues:
License fees	$14,717	$13,019	€12,163	$27,505	$23,830	€23,536
Services	10,895	9,441	9,127	20,720	17,631	17,867

Total revenues	25,612	22,460	21,290	48,225	41,461	41,403

Cost of revenues:
License fees	204	298	170	445	626	386
Services	4,314	3,729	3,617	8,146	7,100	7,024

Total cost of revenues	4,518	4,027	3,787	8,591	7,726	7,410

Gross profit	21,094	18,433	17,503	39,634	33,735	33,993

Operating expenses:
Marketing and selling	12,399	12,340	10,408	23,859	22,278	20,599
Research and development	5,397	4,629	4,539	10,153	8,664	8,726
General and administrative	2,882	2,094	2,417	5,197	4,339	4,476

Total operating expenses	20,678	19,063	17,364	39,209	35,281	33,801

Income (loss) from operations	416	(630)	139	425	(1,546)	192
Net interest income (expense) and other	121	(225)	98	341	(72)	293

Net income (loss) before taxation	537	(855)	237	766	(1,618)	485
Income taxes	199	302	162	365	561	309

Net income (loss) after taxation	$338	$(1,157)	€75	$401	$(2,179)	€176

Earnings (loss) per share
- Basic	$0.02	$(0.07)	€0.00	$0.02	$(0.13)	€0.01
- Diluted	$0.02	$(0.07)	€0.00	$0.02	$(0.13)	€0.01

Share and share equivalents used in per share calculations
- Basic	17,490	16,765	17,490	17,379	16,749	17,379
- Diluted	18,776	16,765	18,776	18,377	16,749	18,377

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and French GAAP)

	Dec 31 2003	June 30 2003	Dec 31 2003
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$45,456	$39,879	€35,991
Accounts receivable	24,465	23,332	19,370
Other receivables and prepaid expenses	8,191	6,969	6,498

Total current assets	78,112	70,180	61,859

Property and equipment - net and other assets	5,737	6,481	4,542

Total assets	$83,849	$76,661	€66,401

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$18,403	$18,611	€14,764
Current debt	507	506	401
Deferred revenue	14,916	14,841	11,813

Total current liabilities	33,826	33,958	26,978

Long-term portion of debt	348	411	276

Total liabilities	34,174	34,369	27,254

Shareholders’ equity:
Paid-in capital	81,278	78,385	74,740
Accumulated deficit and cumulative translation adjustment	(31,603)	(36,093)	(35,593)

Total shareholders’ equity	49,675	42,292	39,147

Total liabilities and shareholders’ equity	$83,849	$76,661	€66,401

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and French GAAP)

	Six Months Ended
	Dec 31 2003	Dec 31 2002	Dec 31 2003
	(In thousands)
Cash flow from operating activities:
Net income (loss)	$401	$(2,179)	€176
Adjustments to reconcile net income to cash used for operating activities:
Depreciation and amortization	1,930	1,759	1,661
Unrealized gain on derivative instruments	(109)	—	(93)
Change in working capital	(2,716)	(2,382)	(1,928)

Net cash used for operating activities	(494)	(2,802)	(184)

Cash flows from investing activities:
Acquisition of fixed assets	(602)	(1,338)	(521)

Net cash used for investing activities	(602)	(1,338)	(521)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(316)	(269)	(271)
Cash proceeds from issuance of shares	2,848	380	2,477

Net cash provided by financing activities	2,532	111	2,206

Impact of exchange rate changes on cash and cash equivalents	4,141	1,457	(409)

Net increase (decrease) in cash and cash equivalents	5,577	(2,572)	1,092
Cash and cash equivalents, beginning of period	39,879	31,368	34,899

Cash and cash equivalents, end of period	$45,456	$28,796	€35,991

Discussion of Operating Statement for the Quarter Ended December 31, 2003

Revenues and Gross Margin

Revenues in the quarter increased to $25.6 million from $22.5 million, or by 14%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 7%.

Revenues by region were as follows:

	Three Months Ended		Increase (decrease)
	Dec 31 2003	Dec 31 2002	GAAP	Constant $
North America	$14,263	$11,636	23%	23%
Europe	8,704	8,265	5%	-11%
Asia	2,645	2,559	3%	-3%

Total revenues	$25,612	$22,460	14%	7%

The growth in North America is primarily due to an increase in license and maintenance revenues driven by the continued success of the business rules and optimization product lines. European revenues increased by 5%, or decreased by 11% when expressed at prior year constant currency rates due to generally weak business conditions, especially in Germany and the UK.

License fee revenues increased by 13%, to $14.7 million from $13.0 million in the prior year’s quarter. The business rules product line increased by 15% over the same quarter last year, representing 42% of license revenues in the quarter. The optimization and visualization product lines grew by 13% and 9%, representing 34% and 24%, respectively, of license revenues in the quarter. ISV revenues in the quarter represented approximately 36% of license revenues compared to 29% in the prior year.

Services revenues increased by 15%, to $10.9 million from $9.4 million. This increase mainly derives from higher maintenance revenues from the growing installed base of ILOG licensees. Overall gross margin for the quarter stayed level at 82% compared to the same period in the preceding year, as the revenue mix was virtually unchanged.

Operating Expenses

The 8% increase in operating expenses over the prior year is primarily due to the strengthening euro against the dollar, affecting more than 60% of the company’s expenses, which are denominated in euros. The euro has been 19% higher against the dollar compared to the same quarter last year. On both December 31, 2003 and 2002, the company had approximately 610 employees.

Marketing and selling expenses for the quarter remained flat over the same period in the prior year, as significant savings were offset by a stronger euro. Research and development expenses, net of government funding, increased by 17% for the quarter over the same period in the prior year primarily due to a stronger euro. General and administrative expenses increased by 38% for the quarter over the same period in the prior year due to a stronger euro combined with some extra fees and a few additional bad debt expenses.

Income Taxes

Income tax expense for the quarter amounted to $0.2 million compared to $0.3 million in the prior year. This income tax expense is due to withholding taxes in Asia.

Discussion of Income Statement for the Six Months Ended December 31, 2003

Revenues and Gross Margin

Revenues in the six-month period increased to $48.2 million from $41.5 million, or by 16%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 10%.

Revenues by region were as follows:

	Six Months Ended		Increase (decrease)
	Dec 31 2003	Dec 31 2002	GAAP	Constant $
North America	$26,668	$21,021	27%	27%
Europe	16,298	16,104	1%	-13%
Asia	5,259	4,336	21%	17%

Total revenues	$48,225	$41,461	16%	10%

The growth in North America is primarily driven by an increase in license and maintenance revenues due to the continued success of the business rules and optimization product lines. Due to the strengthening of the euro against the U.S. dollar over the last year, European revenues increased by 1%. Expressed at prior year constant currency rates, European revenues had, however, decreased by 13%, due to weak business conditions. The growth in Asia is due to an increase in the sales of visualization and optimization product lines in China and Japan during the first quarter.

License fee revenues increased by 15%, to $27.5 million from $23.8 million in the prior year six-month period, benefiting from a 24% and 25% license revenue growth of the optimization and visualization product lines respectively with a slight increase of the license revenues from the business rules product line.

Services revenues increased by 18%, to $20.7 million from $17.6 million. This growth mainly derives from increased maintenance revenues from the growing installed base of ILOG licensees. Overall gross margin for the six-month period slightly increased to 82% from 81% for the same period in the preceding year due to the revenue mix shifting from low margin services revenues to higher margin license revenues in the current year period.

Operating Expenses

Operating expenses generally increased by 11% over the prior year mainly due to a 17% strengthening of the euro against the dollar, since approximately 60% of the company’s expenses are denominated in euros. During the past year there were also modest staffing increases and annual salary adjustments.

Marketing and selling expenses for the six-month period increased by 7% over the same period in the prior year, reflecting the above factors less a reduction in discretionary spending such as travel and promotion costs. Research and development expenses, net of government funding, and general and administrative expenses for the six-month period increased by 17% and 20% respectively reflecting the above factors.

Income Taxes

During the six-month period, income tax expense amounted to $365,000 compared to $561,000 in the prior year. The income tax charge in fiscal 2003 was mainly due to non-recoverable royalty withholding taxes and the profitability of the company’s activities in Germany.

Balance Sheet and Cash Flow Discussion

Cash on December 31, 2003 increased to $45.5 million from $39.9 million on June 30, 2003, primarily from a $2.8 million proceeds from the issuance of shares under the Company’s employee share purchase plans and from the impact of a stronger euro. Accounts receivable as of December 31, 2003 remained stable at approximately 75 days compared to June 30, 2003 due to a continued focus on collections and credit control.

Shareholders’ equity on December 31, 2003, increased to $49.7 million from $42.3 million on June 30, 2003, reflecting the issuance of shares under the Company’s employee share purchase plans and the impact of the stronger euro on the cumulative currency translation adjustment. On December 31, 2003, the Company had 17,531,000 shares issued and outstanding, compared to 16,901,000 on June 30, 2003, primarily reflecting the issuance in the quarter of 630,000 shares under the Company’s employee share purchase plans.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG and CPLEX are registered trademarks, and ILOG JRules and JViews are trademarks of ILOG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2004

ILOG S.A.

By:	/s/ Jérôme Arnaud
Jérôme Arnaud
Chief Financial Officer